UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2018

Commission File Number: 001-35129

Arcos Dorados Holdings Inc.

(Exact name of registrant as specified in its charter)

Dr. Luis Bonavita 1294, Office 501

Montevideo, Uruguay, 11300 WTC Free Zone

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

ARCOS DORADOS HOLDINGS INC.

TABLE OF CONTENTS

ITEM
1.	Press Release dated May 22, 2018 titled “Arcos Dorados Holdings Inc. Announces Share Repurchase Program of up to US$60 Million”

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Arcos Dorados Holdings Inc.

By:	/s/ Juan David Bastidas
	Name:	Juan David Bastidas
	Title:	Chief Legal Counsel

Date: May 22, 2018

Item 1

FOR IMMEDIATE RELEASE

ARCOS DORADOS HOLDINGS INC. ANNOUNCES SHARE REPURCHASE PROGRAM OF UP TO US$60 MILLION

Montevideo, Uruguay, May 22, 2018 — Arcos Dorados Holdings Inc. (NYSE: ARCO) (“Arcos Dorados” or the “Company”), Latin America´s largest restaurant chain and the world´s largest independent McDonald´s franchisee, hereby announces that on May 22, 2018, the Company’s Board of Directors unanimously approved the adoption of a share repurchase program, pursuant to which the Company may repurchase from time to time up to US$60,000,000 (sixty million dollars) of issued and outstanding class A shares of no par value of the Company (“The Repurchase Program”).

"The Board’s authorization of a share repurchase program reflects its and Management’s confidence in the health and long-term outlook of the company," said Sergio Alonso, Chief Executive Officer of Arcos Dorados. “We are committed to delivering shareholder value, and with a strong balance sheet, and operating cash to sufficiently fund both our previously announced dividend resumption and investment programs, we believe we can buy back our shares while maintaining the flexibility to continue to execute on our strategic investment in the future.”

The repurchase program will begin on May 22, 2018 and will expire at the close of business on May 22, 2019, but may be terminated prior to such date.

Under the repurchase program, the Company may repurchase shares through open market transactions, in privately negotiated transactions, or otherwise, and on such terms and conditions, all as approved by the Authorized Officers of the Company.

Daniel Schleiniger

Vice President of Corporate Communications and Investor Relations

T: +54 11 4711 2675

ir@ar.mcd.com

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About Arcos Dorados

Arcos Dorados is the world’s largest independent McDonald’s franchisee in terms of systemwide sales and number of restaurants, operating the largest quick service restaurant chain in Latin America and the Caribbean. It has the exclusive right to own, operate and grant franchises of McDonald’s restaurants in 20 Latin American and Caribbean countries and territories, including Argentina, Aruba, Brazil, Chile, Colombia, Costa Rica, Curaçao, Ecuador, French Guyana, Guadeloupe, Martinique, Mexico, Panama, Peru, Puerto Rico, St. Croix, St. Thomas, Trinidad & Tobago, Uruguay and Venezuela. The Company operates or franchises over 2,100 McDonald’s-branded restaurants with over 90,000 employees and is recognized as one of the best companies to work for in Latin America. Arcos Dorados is traded on the New York Stock Exchange (NYSE: ARCO). To learn more about the Company, please visit the Investors section of our website: www.arcosdorados.com/ir.